SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR JANUARY 12, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.          Description

Exhibit No. 1        Director's Details announcement dated 19 December 2003
Exhibit No. 2        Director Shareholding announcement dated 23 December 2003
Exhibit No. 3        Employee Trust announcement dated 24 December 2003
Exhibit No. 4        Employee Trust announcement dated 30 December 2003
Exhibit No. 5        Employee Trust announcement dated 02 January 2004
Exhibit No. 6        Employee Trust announcement dated 08 January 2004
Exhibit No. 7        Director Shareholding announcement dated 09 January 2004

Exhibit No. 1


Directors' Details


In accordance with paragraphs 16.4 and 16.13 of the UK Listing Rules we confirm the following details in respect of Paul Nicholas Adams and John Frederick Rishton who were appointed as non-executive directors of Allied Domecq PLC on 5 December 2003:-


1.         Paul Adams


(a) Directorships of other publicly quoted companies held by Paul Adams in the previous 5 years

       British American Tobacco p.l.c. (current)
       PT BAT Indonesia Tbk (Indonesia) (Resigned 8 January 1999)

       W.D. & H.O. Wills Holdings Limited (Australia) (Resigned 31 December
       1998)

(b)    Details Required by paragraphs 6.F.2(b) to (g)


       6.F.2 (d)



       Alsterufer Investments Limited (Jersey) - liquidation under Jersey law was completed on 5 December 2002 following the directors making a statutory declaration of solvency.



       Companhia Continental de Cigarros Limited ( UK) - following the directors making a statutory declaration of solvency on 10 December 2002, liquidators were appointed by the Sole Shareholder to wind up the company. The liquidation has yet to be completed.

(c) Neither Paul Adams nor connected persons currently hold any interests in the securities of Allied Domecq PLC.



2.         John Rishton


(a) Directorships of other publicly quoted companies held by John Rishton in the previous 5 years

       British Airways Plc (current)

       Qantas Airways Limited (Australia) (Resigned 21 November 2001)

(b)    Details Required by paragraphs 6.F.2(b) to (g)


       No such details to be disclosed.

(c) Neither John Rishton nor connected persons currently hold any interests in the securities of Allied Domecq PLC.



Charles B. Brown
Director of Secretariat &
Deputy Company Secretary


19 December 2003

Exhibit No. 2


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-

    beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    DIRECTOR AND MRS S A TURNER (SPOUSE)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,440 SHARES HELD IN PEPs

                     - 52,925 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERIVCES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 47,496 SHARES HELD IN OWN NAME

                     - 10,742 SHARES HELD IN PEPs

    TOTAL            -128,603 SHARES




5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND RE-

    INVESTMENT)

7)  Number of shares/amount of
    stock acquired

    MR R G TURNER  - 93 SHARES

    MRS S A TURNER - 65 SHARES

    TOTAL          - 158 SHARES

8)  Percentage of issued class

    0.000%

9)  Number of shares/amount
    of stock disposed

    NIL

10) Percentage of issued class

    NIL

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    415.50 PENCE

13) Date of transaction

    22 December 2003

14) Date company informed

    23 December 2003

15) Total holding following this notification

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,533 SHARES HELD IN PEPs

                     - 52,925 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERIVCES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 47,496 SHARES HELD IN OWN NAME

                     - 10,807 SHARES HELD IN PEPs

    TOTAL            -128,761 SHARES




16) Total percentage holding of issued class following this notification

    0.012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification


    CHARLES B. BROWN

    DIRECTOR OF SECRETARIAT & DEPUTY COMPANY SECRETARY



    Date of Notification   23 December 2003

Exhibit No. 3

                               Allied Domecq PLC


                  Employee Share Ownership Trust (the "Trust")





This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 23 December 2003 that they disposed on that date of a total of 22,500 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 30,855,449 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown

Director of Secretariat & Deputy Company Secretary


24 December 2003

Exhibit No. 4


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications dated 29 and 30 December 2003 respectively that they disposed on those dates of a total of 112,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,742,949 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown

Director of Secretariat & Deputy Company Secretary


30 December 2003

Exhibit No. 5


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications dated 31 December 2003 that they disposed on that date of a total of 48,324 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 30,694,625 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director of Secretariat & Deputy Company Secretary

02 January 2004

Exhibit No. 6


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications dated 7 January 2004 that they disposed on that date of a total of 33,300 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,661,325 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

08 January 2004

Exhibit No. 7


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

    891 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name
398,231 - Total


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


29     Partnership shares
 7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.355   - Partnership and Matching shares


13) Date of transaction

5 January 2004- Partnership and Matching share award


14) Date company informed

9 January 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

    927 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name
398,267 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   9 January 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

12 JANUARY 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary